Statement of Additional Information
Dated May 1, 2000
For use with the prospectuses of Mosaic Income Trust dated May 1, 2000

Mosaic Income Trust

Government Fund *Intermediate Income Fund* *Institutional Bond Fund*

1655 Fort Myer Drive
Arlington, VA 22209-3108
(800) 368-3195

This Statement of Additional Information is not a Prospectus. You should read this Statement of Additional Information with the Prospectus of Mosaic Income Trust bearing the date indicated above (together, the "Prospectus"). You can obtain a copy of the Prospectus from Mosaic Funds at the address and telephone numbers shown above.

Audited Financial Statements for the Trust for the fiscal year ended December 31, 1999 appear in the Trust's Annual Report to shareholders for that period. The Report is incorporated herein by reference. You can get a copy of the Report at no charge by writing or calling Mosaic Funds at the address and telephone number shown above.

Table of Contents

Note: The items appearing in parentheses above are cross references to sections in the Prospectus that correspond to the sections of this Statement of Additional Information.

TRUST HISTORY

Mosaic Income Trust ("the Trust") is organized as a Massachusetts business trust under a Declaration of Trust dated November 18, 1982. Its first two funds were the Government and Intermediate Income Funds. The Government Fund was originally known as the "A-Rated Fund". Before the date of this document, the Intermediate Bond Fund was a junk bond fund known as the High Yield Fund (and known as the Maximum Income Portfolio before May 12, 1997). The Intermediate Term Bond Fund is the surviving entity of the merger between it and what had been a third series of the Trust called Mosaic Bond Fund. The Trust's newest fund is the Institutional Bond Fund. It became effective on the date of this document

Throughout this Statement of Additional Information, we sometimes refer to the Trust or to the Funds when describing matters that affect all three funds.

The Trust was originally known as GIT Income Trust. The Trust changed its name in May 1997. The name change followed the 1996 change in the Trust's advisor from Bankers Finance Investment Management Corp. to Madison Mosaic, LLC.

DESCRIPTION OF THE TRUST

Classification

The Trust is a diversified open-end management investment company, commonly known as a mutual fund.

The Trust issues three series of shares: Government Fund shares, Intermediate Income Fund shares and Institutional Bond Fund shares.

Investment Strategies and Risks

Government Fund shares represent interests in a portfolio of Government Securities. Intermediate Income Fund shares represent interests in a portfolio of high and medium-grade securities, with no more than 35% of total assets in lower-grade debt securities, rated not lower than B or of equivalent quality. Finally, Institutional Bond Fund shares represent interests in a portfolio of high-grade securities.

The investment objectives of the Funds are described in the Prospectus. You should also read the Prospectus for information about the Funds' principal investment strategies and risks.

Each of the Trust's Funds invest in bonds in seeking to obtain their investment objectives. The maturities, quality ratings and types of issuers of the bonds and other debt instruments purchased will normally differ among the three funds as described in the Prospectus. Also, the Institutional Bond Fund's objective is total return, rather than to collect and distribute income from bonds.

In addition to the principal investment strategies described in the Prospectus, the following describes additional investment strategies. Also discussed are the risks associated with such strategies that you should understand.

1. When-Issued Securities.

We may purchase and sell securities for the Funds on a when-issued or delayed delivery basis. When-issued and delayed delivery transactions happen when securities are bought or sold with payment for and delivery of the securities scheduled to take place at a date later than normal settlement.

For example, when we purchase newly issued bonds on a when-issued basis, payment and delivery may not take place for 15 to 45 days after we commit to the purchase.

Fluctuations in the value of securities we agreed to buy or sell on a when-issued basis may increase changes in a Fund's value. This is because the fluctuations in value must be added to changes in the values of securities actually held in the Fund during the same period.

When engaging in when-issued or delayed delivery transactions, we must rely on the seller or buyer to complete the transaction at the scheduled time. If the other party fails to do so, we might lose an opportunity for a more advantageous purchase or sale. If the transaction is completed, intervening changes in market conditions or the issuer's financial condition could make it less advantageous than investment alternatives available at the time of settlement.

While we will only commit to security purchases we intend to complete on behalf of the Trust, we may sell any securities purchase contracts before settlement of the transaction. If this occurs, the Trust could realize a gain or loss despite the fact that the original transaction was never completed.

When fixed yield contracts are made to purchase when-issued securities, we will take certain actions to protect the Trust. We will maintain in a segregated account a combination of designated liquid investments and cash sufficient in value to provide adequate funds to complete the scheduled purchase.

2. Securities with Variable Interest Rates.

Some of the securities we purchase may carry variable interest rates. Securities with variable interest rates normally are adjusted periodically to pay an interest rate that is a fixed percentage of some base rate, such as the "prime" interest rate of a specified bank. The rate adjustments may be specified either to occur on fixed dates, such as the beginning of each calendar month, or to occur whenever the base rate changes.

Certain of these variable rate securities may be payable by the issuer upon demand of the holder, generally within seven days of the date of demand. Others may have a fixed stated maturity with no demand feature. Variable rate securities may offer higher yields than are available from shorter-term securities. When interest rates generally are falling, the yields of variable rate securities will tend to fall. Likewise, when rates are generally rising, variable rate yields will tend to rise.

What are other risks of some variable rate securities? Variable rate securities may not always be rated and may not have a readily available secondary market. Our ability to obtain payment after the exercise of demand rights could be adversely affected by subsequent events prior to repayment of the investment at par. We will monitor on an ongoing basis the revenues and liquidity of issuers of variable rate securities and the ability of such issuers to pay principal and interest pursuant to any demand feature.

3. Repurchase and Reverse Repurchase Agreement Transactions.

Repurchase Agreements. A repurchase agreement involves acquiring securities from a financial institution, such as a bank or securities dealer, with the right to resell the same securities to the financial institution on a future date at a fixed price.

Repurchase agreements are a highly flexible medium of investment. This is because they may be for very short periods, including maturities of only one day. Under the Investment Company Act of 1940, repurchase agreements are considered loans and the securities involved may be viewed as collateral.

If we invest in repurchase agreements, the Trust could be subject to the risk that the other party may not complete the scheduled repurchase. In that case, we would be left holding securities we did not expect to retain in the Trust. If those securities decline in price to a value of less than the amount due at the scheduled time of repurchase, then the Trust could suffer a loss of principal or interest.

In the event of insolvency or bankruptcy of the other party to a repurchase agreement, the Trust could encounter restrictions on the exercise of its rights under the repurchase agreement.

Reverse Repurchase Agreements. If a Fund requires cash to meet redemption requests and we determine that it would not be advantageous to sell portfolio securities to meet those requests, then we may sell the Fund's securities to another investor with a simultaneous agreement to repurchase them. Such a transaction is commonly called a "reverse repurchase agreement." It has the practical effect of constituting a loan to the Trust, the proceeds would be used to meet cash requirements for redemption requests.

During the period of any reverse repurchase agreement, the affected Fund would recognize fluctuations in value of the underlying securities to the same extent as if those securities were held by the Fund outright. If we engage in reverse repurchase agreement transactions for any Fund, we will take steps to protect the Fund. We will maintain in a segregated account a combination of designated liquid securities and cash that is sufficient in aggregate value to provide adequate funds to complete the repurchase.

4. Loans of Fund Securities.

In certain circumstances, we may be able to earn additional income for the Trust by loaning portfolio securities to a broker-dealer or financial institution. We may make such loans only if cash or US Government securities, equal in value to 100% of the market value of the securities loaned, are delivered to the Trust by the borrower and maintained in a segregated account at full market value each business day.

During the term of any securities loan, the borrower must pay us all dividend and interest income earned on the loaned securities. At the same time, we will also be able to invest any cash portion of the collateral or otherwise charge a fee for making the loan, thereby increasing the Trust's overall potential return.

If we make a loan of securities, the Trust would be exposed to the possibility that the borrower of the securities

might be unable to return them when required. This would leave the Trust with the collateral maintained against the loan. If the collateral were of insufficient value, the Trust could suffer a loss.

5. Financial Futures Contracts.

We may use financial futures contracts, including contracts traded on a regulated commodity market or exchange, to purchase or sell securities for the Trust. A futures contract on a security is a binding contractual commitment that, if held to maturity, will result in an obligation to make or accept delivery, during a particular month, of securities having a standardized face value and rate of return. By purchasing a futures contract, we will obligate the Trust to make delivery of the security against payment of the agreed price.

We will use financial futures contracts only when we intend to take or make the required delivery of securities. However, if it is economically more advantageous to do so, we may acquire or sell the same securities in the open market instead and concurrently liquidate the corresponding futures position by entering into another futures transaction that precisely offsets the original futures position.

A financial futures contract for a purchase of securities is called a “long” position, while a financial futures contract for a sale of securities is called a “short” position. A short futures contract acts as a hedge against a decline in the value of an investment. This is because it locks in a future sale price for the securities specified for delivery against the contract. A long futures contract acts to protect against a possible decline in interest rates. Hedges may be implemented by futures transactions for either the securities held or for comparable securities that are expected to parallel the price movements of the securities being hedged.

Customarily, most futures contracts are liquidated prior to the required settlement date by disposing of the contract. This transaction may result in either a gain or loss. When part of a hedging transaction, this gain or loss is expected to offset corresponding losses or gains on the hedged securities.

We intend to use financial futures contracts as a defense, or hedge, against anticipated interest rate changes and not for speculation. A futures contract sale is intended to protect against an expected increase in interest rates and a futures contract purchase is intended to offset the impact of an interest rate decline. By means of futures transactions, we may arrange a future purchase or sale of securities under terms fixed at the time the futures contract is made.

The Trust will incur brokerage fees in connection with any futures transactions. Also, the Trust will be required to deposit and maintain cash or Government securities with brokers as margin to guarantee performance of its futures obligations. When purchasing securities by means of futures contracts, we take steps to protect the Trust. We will maintain in a segregated account (including brokerage accounts used to maintain the margin required by the contracts) a combination of liquid High Grade investments and cash that is sufficient in aggregate value to provide adequate funds to complete the purchase.

While we may use futures to reduce the risks of interest rate fluctuations, futures trading itself entails certain other risks. Thus, while the Trust may benefit from using financial futures contracts, unanticipated changes in interest rates may result in a poorer overall performance than if the Trust had not entered into any such contracts.

6. Foreign Securities.

We may invest a portion of the Intermediate Term Bond Fund’s assets in securities of foreign issuers that are listed on a recognized domestic or foreign exchange.

Foreign investments involve certain special considerations not typically associated with domestic investments. Foreign investments may be denominated in foreign currencies and may require the Trust to hold temporary foreign currency bank deposits while transactions are completed. The Trust might benefit from favorable currency exchange rate changes, but it could also be affected adversely by changes in exchange rates. Other risks include currency control regulations and costs incurred when converting between various currencies. Furthermore, foreign issuers may not be subject to the uniform accounting, auditing and financial reporting requirements applicable to domestic issuers, and there may be less publicly available information about such issuers.

In general, foreign securities markets have substantially less volume than comparable domestic markets and therefore foreign investments may be less liquid and more volatile in price than comparable domestic investments. Fixed commissions in foreign securities markets may result in higher commissions than for comparable domestic transactions, and foreign markets may be subject to less governmental supervision and regulation than their domestic counterparts.

Foreign securities transactions are subject to documentation and delayed settlement risks arising from difficulties in international communications. Moreover, foreign investments may be adversely affected by diplomatic, political, social or economic circumstances or events in other countries, including civil unrest, expropriation or nationalization, unanticipated taxes, economic controls, and acts of war. Individual foreign economies may also differ from the United States economy in such measures as growth, productivity, inflation, national resources and balance of payments position.

7. Maturities.

As used in this Statement of Additional Information and in the Prospectus, the term "effective maturity" may have a variety of meanings. (1) It may mean the actual stated maturity of the investment. (2) It may also mean the time between its scheduled interest rate adjustment dates (for variable rate securities). (3) Finally, it may mean the time between its purchase settlement and scheduled future resale settlement pursuant to a resale or optional resale under fixed terms arranged in connection with the purchase, whichever period is shorter.

A "stated maturity" means the time scheduled for final repayment of the entire principal amount of the investment under its terms. "Short-term" means a maturity of one year or less, while "long-term" means longer than one year.

8. Short-Term Investments.

The "short-term investments" we may buy for the Trust are limited to the following U.S. dollar denominated investments:

(1) U.S. Government securities;
(2) obligations of banks having total assets of $750 million or more;
(3) commercial paper having a quality rating appropriate to the respective Fund of the Trust; and
(4) repurchase agreements secured by any of the foregoing securities or long-term debt securities of the type in which the respective Fund could invest directly.

Bank obligations eligible as short-term investments are certificates of deposit ("CDs"), bankers acceptances ("BAs") and other obligations of banks having total assets of $750 million or more (including assets of affiliates). CDs are generally short-term interest-bearing negotiable certificates issued by banks against funds deposited with the issuing bank for a specified period of time. Such CDs may be marketable or may be redeemable upon demand of the holder. Some redeemable CDs may have penalties for early withdrawal, while others may not. Federally insured bank deposits are presently limited to $100,000 of insurance per depositor per bank, so the interest or principal of CDs may not be fully insured if we purchase a CD greater than $100,000. BAs are time drafts drawn against a business, often an importer, and "accepted" by a bank, which agrees unconditionally to pay the draft on its maturity date. BAs are negotiable and trade in the secondary market.

We will not invest in non-transferable time deposits that have penalties for early withdrawal if such time deposits mature in more than seven calendar days, and such time deposits maturing in two business days to seven calendar days will be limited to 10% of the respective Fund's total assets.

"Commercial paper" describes the unsecured promissory notes issued by major corporations to finance short-term credit needs. Commercial paper is issued in maturities of nine months or less and usually on a discount basis. Commercial paper may be rated A-1, P-1, A-2, P-2, A-3 or P-3 (see "Quality Ratings" at the end of this Statement of Additional Information).

Fund Policies

1. Derivatives.

We may invest in financial futures contracts, repurchase agreements and reverse repurchase agreements (as described in the Investment Strategies and Risks section above). However, since assuming management of the Trust, we have not purchased financial futures contracts for the Trust or engaged in any reverse repurchase agreement transaction for the Trust.

It is our policy never to invest in any other type of so-called "derivative" securities (including, but not limited to, options on futures contracts, swaptions, caps, floors and other synthetic securities). The Trustees must provide advance approval for any deviation from this policy.

2. Bond Quality Classifications.

We expect that the preponderance of the Government Fund and Institutional Bond Fund will be in High Grade securities.

We expect that the preponderance of the Intermediate Income Fund will be in High Grade securities with a

portion of the fund in Medium and Low Grade securities to improve yields.

Government and Institutional Bond Funds. We only purchase "investment grade" securities for the Government and Institutional Bond Funds. Investment grade securities are those with the top four quality ratings given by nationally recognized statistical rating organizations for that type of security. (For example, a top rated long-term security will be rated AAA by Standard & Poor's Corporation while a top rated short-term security will be rated A-1 by Standard & Poor's.)

Investment grade securities can be further classified as either "High Grade" or "Medium Grade." As used in this Statement of Additional Information, "High Grade" securities include US Government securities and those corporate securities which are rated AAA and AA by Standard & Poor's Corporation; Aaa and Aa by Moody's Investors Service, Inc. "Medium Grade" securities are those rated A and BBB by Standard & Poor's; A and Baa by Moody's.

The Institutional Bond Fund further limits its investments to the top three investment grades (nothing below A).

For unrated securities and securities for which an existing rating has become obsolete in our judgment, we may make our own determinations of those investments we classify as "High Grade" or "Medium Grade," as a part of the exercise of our investment discretion. However, we make such determinations by reference to the rating criteria followed by recognized rating agencies (see the Quality Ratings Appendix at the end of this Statement of Additional Information). Our quality classification procedure is subject to review by the Trustees.

Within the established quality parameters, we are free to select investments for each Fund in any quality rating mix we deem appropriate. We will base the mix on our evaluation of the desirability of each investment in light of its relative yield and credit characteristics. Of course, it is unlikely that we will ever purchase anything but High Grade securities for the Government Fund due to the High Grade nature of Government securities.

Intermediate Income Fund. At least 65% of the Intermediate Income Fund's net assets will always be invested in investment grade securities as described above for the Government Fund. Indeed, up to 100% of its assets may be so invested. However, the lowest rated securities we will purchase for the Intermediate Income Fund are those rated B. These are considered Low Grade obligations. They are generally deemed to lack desirable investment characteristics. There may be only small assurance of payment of interest and principal or adherence to the original terms of the issue over any long period.

To the extent investments selected have higher yields than alternative investments, they may be less liquid, have lower quality ratings and entail more risk that their value could fall than comparable investments with lower yields. To the extent we purchase lower-rated investments, the average credit quality of this fund will be reduced.

3. Securities Loans.

If we loan any Trust securities, it is our policy to have the option to terminate any loan at any time upon 7 days' notice to the borrower. The Trust may pay fees for the placement, administration and custody of securities loans, as appropriate.

4. Assets as Collateral.

We will not pledge, mortgage or hypothecate in excess of 10% of any Fund's net assets at market value.

5. Repurchase and Reverse Repurchase Agreements.

We require delivery of repurchase agreement collateral to the Trust's Custodian. Alternatively, in the case of book-entry securities held by the Federal Reserve System, we require that such collateral be registered in the Custodian's name or in negotiable form. In the event of insolvency or bankruptcy of the other party to a repurchase agreement, we could encounter restrictions on the exercise of the Trust's rights under the repurchase agreement. It is our policy to limit the financial institutions with which we engage in repurchase agreements to banks, savings and loan associations and securities dealers meeting financial responsibility standards prescribed in guidelines adopted by the Trustees.

Our current operating policy is not to engage in reverse repurchase agreements for any purpose, if reverse repurchase agreements in the aggregate would exceed five percent of a Fund's total assets.

6. Puts and Calls.

Our current policy is not to write call options, not to acquire put options (except in conjunction with a purchase of portfolio securities) and not to lend portfolio securities.

If we change such policies, we will notify you of this policy change at least 30 days prior to its implementation and describe the new investment techniques to be employed.

7. Policy Review.

If, in the judgment of a majority of the Trustees of the Trust, it becomes inadvisable to continue any Trust or individual fund policy, then the Trustees may change any such policies without shareholder approval. Before any such changes are made, you must receive 30 days' written notice.

Except for the fundamental investment limitations placed upon the Trust's activities, the Trustees can review and change the other investment policies and techniques employed by the Trust. In the event of some policy changes, a change in the Trust's or a fund's name might be required. There can be no assurance that the Trust's present objectives will be achieved.

Fundamental Policies

The Trust has a number of limitations on its investment activities designated as "Fundamental Policies." These limitations are described below. By designating these policies as fundamental, we cannot change them without a majority vote of the Trust's shareholders.

1. Non-Income Producing Securities.

We will not purchase any securities that do not, at the time of purchase, provide income through interest or dividend payments (or equivalent income through a purchase price discount from par). This does not prevent us from purchasing or acquiring put options related to any such securities held. Also, any such securities may be purchased pursuant to repurchase agreements with financial institutions or securities dealers or may be purchased from any person, under terms and arrangements determined by the Trust, for future delivery.

2. Illiquid Investments.

With respect to any Fund, we will not invest in securities for which there is no readily available market if at the time of acquisition more than 10% of the Fund's net assets would be invested in such securities.

3. Restricted Investments.

We will not invest more than 5% of the value of the total assets of a Fund (determined as of the date of purchase) in the securities of any one issuer (other than securities issued or guaranteed by the United States Government or any of its agencies or instrumentalities and excluding bank deposits). We will not purchase any securities when, as a result, more than 10% of the voting securities of the issuer would be held by a Fund. For purposes of these restrictions, the issuer is deemed to be the specific legal entity having ultimate responsibility for payment of the obligations evidenced by the security and whose assets and revenues principally back the security.

4. Seasoned Issuers.

We will not purchase any security when the entity responsible for repayment has been in operation for less than three years if the purchase would result in more than 5% of the total assets of a Fund being invested in such security. This restriction does not apply to any security that has a government jurisdiction or instrumentality ultimately responsible for its repayment.

5. Industry Concentration.

In purchasing securities for any Fund (other than obligations issued or guaranteed by the United States Government or its agencies and instrumentalities), we will limit such investments so that not more than 25% of the total assets of each Fund is invested in any one industry.

6. Financial Futures Contracts.

We will not purchase or sell futures contracts for any Fund if immediately afterward the sum of the amount of margin deposits of the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets.

7. Borrowing and Lending.

We will not obtain bank loans for any Fund except for extraordinary or emergency purposes. We will not borrow for the purpose of making investments except as described in the next paragraph.

We may enter into reverse repurchase agreements for any Fund in amounts up to 25% of the Fund's total assets (including the proceeds of the reverse repurchase transactions) for purposes of purchasing other securities. We will not obtain loans or enter into reverse repurchase agreements in total amounts exceeding one-third of total assets for any purpose.

We will not mortgage, pledge or hypothecate any assets to secure bank loans, except in amounts up to 15% of a

Fund's net assets taken at cost, and only for extraordinary or emergency purposes.

We will not loan more than two thirds of a Fund's securities (calculated as a percentage of gross assets). For any portfolio securities loaned, we will require the Fund to be provided collateral satisfactory to the Trustees. The collateral must be continuously maintained in amounts equal to or greater than the value of the securities loaned.

8. Other Prohibited Activities.

- The Trust may not act as an underwriter.
- We will not make short sales or maintain a short position except in limited circumstances. Specifically, the applicable Fund must own at least an equal amount of securities (or securities convertible or exchangeable into such securities). Furthermore, not more than 25% of a Fund's net assets may be held as collateral for such sales).
- We will not purchase securities on margin (except for customary credit used in transaction clearance) for the Fund.
- We will not invest in oil, gas or other mineral exploration or development programs.
- We will not invest in commodities. This prohibition does not prevent us from using financial futures contracts to make purchases or sales of securities, provided the transactions would otherwise be permitted under the Trust's investment policies.
- We will not invest in real estate for any Fund. This does not prevent us from buying securities for any Fund that are secured by real estate.
- We will not acquire shares of other investment companies for any Fund. This restriction does not apply to any investment in any money market mutual fund or unit investment trust under limited circumstances. (1) Such investment by any one issuer cannot exceed 5% of net assets. (2) Such investments in the aggregate cannot exceed 10% of net assets. Also, this restriction will not apply in connection with an investment company merger, consolidation, acquisition or reorganization.
- We will not knowingly take any investment action that has the effect of eliminating any Fund's tax qualification as a registered investment company under applicable provisions of the Internal Revenue Code.
- We will not purchase any security for purposes of exercising management control of the issuer, except in connection with a merger, consolidation, acquisition or reorganization of an investment company.
- We will not purchase or retain the securities of any issuer if, to our knowledge, the holdings of those of the Trust's officers, Trustees and officers of the Advisor who beneficially hold one-half percent or more of such securities, together exceed 5% of such outstanding securities.
- We will only purchase put options or write call options (and purchase offsetting call options in closing purchase transactions) if the put option purchased or call option written is covered by Fund securities, whether directly or by conversion or exchange rights.

MANAGEMENT OF THE FUNDS

Board of Trustees.

Under the terms of the Declaration of Trust, which is governed by the laws of the Commonwealth of Massachusetts, the Trustees are ultimately responsible for the conduct of the Fund's affairs. As such, they meet at least quarterly to review our operation and management of the Trust. In addition to the information we provide the Trustees, they also meet with the Trust's independent auditors at least annually to discuss any accounting or internal control issues that the auditors may raise.

The Trustees serve indefinite terms of unlimited duration and they appoint their own successors, provided that always at least two-thirds of the Trustees have been elected by shareholders. The Declaration of Trust provides that a Trustee may be removed at any special meeting of shareholders by a vote of two-thirds of the Trust's outstanding shares.

Management Information.

Trustees and executive officers of the Trust and their principal occupations during the past five years are shown below:

Name, Address and Age	Positions Held with Trust	Principal Occupation During Past 5 Years
Frank E. Burgess+ 6411 Mineral Point Road Madison, WI 53705 Born 08/04/1942	Trustee and Vice President	President and Director of Madison Investment Advisors, Inc.; Trustee and Vice President of each Mosaic fund and Vice President of Madison Mosaic.
Thomas S. Kleppe* 7100 Derby Road Bethesda, MD 20817 Born 07/01/1919	Trustee	Trustee of each Mosaic fund; Chairman of the Board of Presidential Savings Bank, FSB; Retired US Congressman and Presidential Cabinet Secretary.
James R. Imhoff, Jr.* 429 Gammon Place Madison, WI 53719 Born 05/20/1944	Trustee	Trustee of each Mosaic fund; Chairman and CEO of First Weber Group, Inc. (residential real estate brokers) of Madison, WI.
Lorence D. Wheeler* 4905 W. 60th Avenue Arvada, CO 80003 Born 01/31/1938	Trustee	Trustee of each Mosaic fund; Pension Specialist for CUNA Mutual Group (insurance); formerly President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).
Katherine L. Frank+ 6411 Mineral Point Road Madison, WI 53705 Born 11/27/1960	President	President of each Mosaic Fund; Vice Pres and Principal of Madison Investment Advisors, Inc.; President of Madison Mosaic.
Julia M. Nelson+,** 1655 Fort Myer Drive Arlington, VA 22209 Born 05/17/1958	Vice President	Vice President and Chief Operating Officer of each Mosaic fund; Principal of Mosaic Funds Distributor, LLC; Vice President of Madison Mosaic.
Jay R. Sekelsky+,** 6411 Mineral Point Road Madison, WI 53705 Born 9/14/1959	Vice President	Vice Pres. of each Mosaic fund; Vice President and Principal of Madison Investment Advisors, Inc; Vice President of Madison Mosaic.
Christopher C. Berberet+,** 6411 Mineral Point Road Madison, WI 53705 Born 07/31/1959	Vice President	Vice Pres. of each Mosaic fund; Vice President and Principal of Madison Investment Advisors, Inc; Vice President of Madison Mosaic.
W. Richard Mason+,** 1655 Ft. Myer Drive Arlington, VA 22209 Born 05/13/1960	Secretary	Secretary and General Counsel of each Mosaic fund; Principal of Mosaic Funds Distributor, LLC; Genl. Counsel of Madison Mosaic.

+ An "interested person" of the Trust as the term is defined in the Investment Company Act of 1940. Only those persons named in the above table of Trustees and officers who are not interested persons of the Trust are eligible to be compensated by the Trust.

* Member of the Audit Committee of the Trust. The Audit Committee is responsible for reviewing the results of each audit of the Trust by its independent auditors and for recommending the selection of independent auditors for the coming year.

** Member of the Pricing Committee of the Trust. The Pricing Committee is responsible for reviewing the accuracy of the Trust's daily net asset value determinations. It reports to the Trustees at least quarterly and makes any recommendations for pricing of Trust securities in the event pricing cannot be determined in accordance with established written pricing procedures approved by the Trustees.

Compensation.

The compensation of each non-interested Trustee has been fixed at $4,000 per year, to be pro-rated according to the number of regularly scheduled meetings each year. Four Board meetings are currently scheduled to take place each year. The Trustees have stipulated that their compensation will be at 25% of the regular rate until the net assets of the Trust reach $25 million and 50% of the regular rate until the net assets of the Trust reach $50 million. In addition to such compensation, those Trustees who may be compensated by the Trust will be reimbursed for any out-of-pocket expenses incurred by them in connection with the affairs of the Trust, such as travel to any Board meetings.

During the last fiscal year of the Trust, the Trustees were compensated as follows:

	Aggregate Compensation from Trust	Total Compensation from Trust and Fund Complex* Paid to Trustees
Frank E. Burgess	0	0
Thomas S. Kleppe	$1,000	$15,000
James R. Imhoff, Jr.	$1,000	$15,000
Lorence D. Wheeler	$1,000	$15,000

The Mosaic Funds complex is comprised of 5 trusts with a total of 15 funds and/or series.

Under the Declaration of Trust, the Trustees can be indemnified by the Trust for certain matters. For example, they can be indemnified against all liabilities and expenses reasonably incurred by them by virtue of their service as Trustees. However, they will not be indemnified for liabilities incurred by reason of their willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Code of Ethics.

We and the Trust adopted Codes of Ethics under Rule 17j-l of The Investment Company Act that govern the ability of our personnel to trade in securities that may be purchased or held by any Mosaic fund or any of our non-mutual fund clients. Our codes generally permit our personnel to trade in or hold the types of securities purchased or held by the Trust. Our codes are designed to prevent manipulative practices by our personnel or situations in which our personnel could personally benefit at the expense of the Trust.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of December 31, 1999, the shareholders of record that held five percent or more of the Trust were: For the Government Fund — BFIMC Money Purchase Pension Plan, P.O. Box 1118, Cincinnati, OH 45201-1118 (12%) and Star Bank, Trustee for Geraldine Schaeffer, 2201 L St., NW, Suite 109, Washington, DC 20037-1410 (6%); and for the Intermediate Income Fund — Charles Schwab & Co for the benefit of customers, 101 Montgomery Street, San Francisco, CA 94104 (7%).

As of December 31, 1999, the Trustees and officers of the Trust directly or indirectly owned as a group less than 1% of the outstanding shares of the Government and Intermediate Income Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

1. Investment Advisors.

We are Madison Mosaic, LLC (known as Bankers Finance Advisors, LLC prior to April 1998), 1655 Fort Myer Drive, Arlington, Virginia 22209-3108, the investment advisor to the Trust.

We are a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), 6411 Mineral Point Road, Madison, Wisconsin. Madison is a registered investment advisor and has numerous advisory clients. Madison was founded in 1973 and has no business af filiates other than those described in the Prospectus and this Statement of Additional Information. Madison operates Madison Scottsdale in Scottsdale, Arizona. We share our investment management personnel with Madison.

Frank E. Burgess is President, Treasurer and Director of Madison. Mr. Burgess owns a majority of the controlling interest of Madison, which, in turn, owns and controls Madison Mosaic (see "Management Information" above).

Madison formed us in 1996 for the purpose of providing investment management services to the Mosaic family of mutual funds, including the Trust. We purchased the investment management assets of the former advisor to the Trust, Bankers Finance Investment Management Corp., on July 31, 1996. As a result, any references in this Statement of Additional Information and in the Prospectus to advisory or management activities during periods prior to July

31, 1996 refer to Bankers Finance Investment Management Corp. We also serve as the investment advisor to Mosaic Equity Trust, Mosaic Tax-Free Trust, Mosaic Focus Fund Trust and Mosaic Government Money Market Trust.

For the fiscal year ending December 31, 1999, aggregate advisory fees paid were as follows: Government Fund - $33,894 and Intermediate Income Fund - $35,366.

For the fiscal year ending December 31, 1998, aggregate advisory fees paid were as follows: Government Fund - $35,388 and Intermediate Income Fund (then operating as the High Yield Fund) - $40,518.

During the short fiscal period ended December 31, 1997, aggregate advisory fees paid were as follows: Government Fund - $26,628 and Intermediate Income Fund (then operating as the High Yield Fund) - $31,741.

For the fiscal years ended March 31, 1997, aggregate advisory fees paid were as follows: Government Fund - $39,438, respectively, and Intermediate Income Fund (then operating as the High Yield Fund) - $40,413.

2. Principal Underwriter.

Mosaic Funds Distributor, LLC, 1655 Ft. Myer Drive, Suite 1000, Arlington, Virginia 22209, acts as the Trust's broker-dealer Distributor pursuant to a Distribution Agreement dated July 30, 1998 between it and all Mosaic Funds. The Distributor does not engage in underwriting activities and receives no compensation for its services (see the "Distribution Agreement" section below). The Distributor is a wholly owned subsidiary of Madison.

3. Services Provided by Each Investment Advisor and Fund Expenses Paid by Third Parties.

Together, we (Madison Mosaic) and Madison are responsible for the investment management of the Trust. We are authorized to execute each Fund's portfolio transactions, to select the methods and firms with which such transactions are executed, to oversee the Trust's operations, and otherwise to administer the affairs of each Fund as we deem advisable.

We provide or arrange for all the Trust's required services through three main contracts: An investment advisory agreement; a services agreement and a distribution agreement. These contracts are described below. No Fund expenses are paid by third parties.

Investment Advisory Contract.

The Investment Advisory Agreement between us and the Trust is subject to annual review and approval by the Trustees, including a majority of those Trustees who are not "interested persons," as defined in the Investment Company Act of 1940. The agreement was approved by Trust shareholders for an initial two year term at a special meeting of shareholders held in July 1996 and most recently renewed for another year last July.

The Investment Advisory Agreement may be terminated at any time, without penalty, by the Trustees or by the vote of a majority of the outstanding voting securities, or by us, upon sixty days' written notice to the other party. We cannot assign the agreement and it will automatically terminate upon any assignment.

Advisory Fee and Expense Limitations. For our services under the Investment Advisory Agreement, we receive a fee calculated as 0.625% per year for the Government and Intermediate Income Funds and 0.30% per year for the Institutional Bond Fund of average daily net assets during the month. Such percentage does not decrease as net assets increase. We can waive or reduce this fee during any period. We can also reduce our fee on a permanent basis, without any requirement for consent by the affected Fund or its shareholders, under such terms as we may determine, by written notice to the Trust.

We agreed to be responsible for the fees and expenses of the Trustees and officers of the Trust who are affiliated with us. We are also responsible for the Trust's various promotional expenses (including distributing Prospectuses to potential shareholders).

Payments to Third Parties. We can make payments out of our investment advisory fee to other persons, including broker-dealers that make one or more of the Trust's funds available to investors pursuant to any "no transaction fee" network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of our own resources.

Services Contract.

The Trust does not have any officers or employees who are paid directly by the Trust. The Trust entered into a Services Agreement with us for operational and other services required by its Funds. Such services may include:

- The functions of shareholder servicing agent and transfer agent.
- Bookkeeping and portfolio accounting.
- Handling telephone inquiries, cash withdrawals and other customer service functions (including monitoring wire transfers).
- Providing appropriate supplies, equipment and ancillary services necessary to conduct of its affairs.
- Calculating net asset value.
- Arranging for and paying the Custodian.
- Arranging for and paying the Trust's independent accountants.
- Arranging for and paying the Trust's legal counsel.
- Registering the Trust and its shares with the Securities and Exchange Commission and notifying any applicable state securities commissions of its sale in their jurisdiction.
- Printing and distributing prospectuses and periodic financial reports to current shareholders.
- Trade association membership.
- Preparing shareholder reports, proxy materials and holding shareholder meetings.

We provide all these services to each Fund for a fee calculated as a percentage of average daily net assets. This fee is reviewed and approved at least annually by the Trustees and is compared with the fee paid by other mutual funds of similar size and investment objective to determine if it is reasonable. The current fees are stated in the Trust's Prospectus.

Under this Services Agreement, we appointed Firstar Mutual Fund Services (see "Other Service Providers," below), as the transfer agent and dividend-paying agent. It will also perform all shareholder servicing agent functions.

Our payment under the Services Agreement is in addition to and independent of payments made pursuant to the Investment Advisory Agreement. We also provide such services to Mosaic Equity Trust, Mosaic Tax-Free Trust, Mosaic Focus Fund Trust and Mosaic Government Money Market Trust.

The Trust remains responsible for any extraordinary or non-recurring expenses it incurs.

Distribution Agreement.

Mosaic Funds Distributor, LLC, is the Distributor of Mosaic Funds. It receives no compensation for its services under the Distribution Agreement. The agreement has an initial term of two years beginning July 30, 1998 and may continue in effect after that term only if approved annually by the Trustees, including a majority of those who are not "interested persons," as defined in the Investment Company Act of 1940.

The Distribution Agreement provides for distribution of the Trust's shares without a sales charge to the investor. The Distributor may act as the Trust's agent for any sales of its shares, but the Trust may also sell its shares directly to any person. The Distributor makes each Fund's shares continuously available to the general public in those States where it has given notice that it will do so. However, the Distributor has no obligation to purchase any of the Trust's shares.

The Distributor is wholly owned by Madison Investment Advisors, Inc. and we share our personnel.

4. Other Service Providers.

We arrange for Trust securities to be held in custody by the Trust's Custodian, for the Trust to be audited annually by independent accountants and for the Trust and the Independent Trustees to be represented by outside counsel. The Trust does not pay any separate fees for the services of these third parties because the cost of these services is included in the advisory and service fees we receive to manage the Trust.

Transfer Agent and Dividend-Paying Agent.

Under our Services Agreement the Trust, we appointed Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 (the "Transfer Agent"), as the transfer agent and dividend-paying agent. The Transfer Agent will also perform all shareholder servicing agent functions. We are responsible for compensating the Transfer Agent for providing these services on behalf of the Trust.

Custodian.

Firstar Bank, N.A., 425 Walnut Steet, Cincinnati, OH 45202, is Custodian for the cash and securities of the Trust. The Custodian maintains custody of the Trust's cash and securities, handles its securities settlements and performs transaction processing for cash receipts and disbursements in connection with the purchase and sale of the Trust's shares.

From time to time, the Trust may appoint as Special Custodians certain banks, trust companies, and firms that are members of the New York Stock Exchange and trade

for their own account in the types of securities purchased by the Trust. Such Special Custodians will be used by the Trust only for the purpose of providing custody and safekeeping services in limited circumstances. First, custody would be of relatively short duration. Second, custody would be for designated types of securities that, in our opinion or in the opinion of the Trustees, would most suitably be held by such Special Custodians rather than by the Custodian.

In the event any such Special Custodian is used, it shall serve the Trust only in accordance with a written agreement with the Trust. The agreement must meet the requirements of the Securities and Exchange Commission for mutual fund custodians and be approved and reviewed at least annually by the Trustees. If the Special Custodian is a securities dealer, it must deliver to the Custodian its receipt for the safekeeping of each lot of securities involved prior to payment by the Trust for such securities.

The Trust may also maintain deposit accounts for the handling of cash balances of relatively short duration with various banks, as we or the Trustees deem appropriate, to the extent permitted by the Investment Company Act of 1940.

Independent Public Accountant.

Deloitte & Touche LLP, 120 N. Stetson, Chicago, IL 60601, serves as independent public accountants to the Trust. The independent accountant audits the Trust's annual reports and annually reviews the internal controls of the Trust both as a mutual fund and as a transfer agent.

BROKERAGE ALLOCATION AND OTHER PRACTICES

We make all decisions regarding the purchase and sale of securities and executing of these transactions. This includes selecting market, broker or dealer and negotiating commissions. Our decisions are subject to review by the Trustees.

During its three most recent fiscal years, the Trust did not pay any brokerage commissions.

In general, we seek to obtain prompt and reliable execution of orders at the most favorable prices or yields when purchasing and selling Trust securities. In determining the best price and execution, we may take into account a dealer's operational and financial capabilities, the type of transaction involved, the dealer's general relationship with us and any statistical, research or other services the dealer provides us. To the extent such non-price factors are taken into account, the execution price paid may be increased, but only in reasonable relation to the benefit of such non-price factors to the Trust as we determine in good faith. The Trust may not be our only client that benefits from our receipt of research from the brokers and dealers the Trust uses for its trading needs.

Brokers or dealers who execute portfolio transactions for the Trust may also sell its shares; however, any such sales will not be either a qualifying or disqualifying factor in selecting brokers or dealers.

We expect that most portfolio transactions will be made directly with a dealer acting as a principal. As a result, the transaction will not involve payment of commissions. However, any purchases from an underwriter or selling group could involve payments of fees and concessions to the underwriting or selling group.

Affiliated Transactions. We can purchase portfolio securities through an affiliated broker if we decide it is in the Trust's interests. If we trade through an affiliated broker, we will observe four requirements. (1) The transaction must be in the ordinary course of the broker's business. (2) The transaction cannot involve a purchase from another broker or dealer. (3) Compensation to the broker in connection with the transaction cannot be in excess of one percent of the cost of the securities purchased. (4) The terms to the Trust for purchasing the securities, including the cost of any commissions, must be as favorable to the Trust as the terms concurrently available from other sources. Any compensation paid in connection with such a purchase will be in addition to fees payable to us under the Investment Advisory Agreement.

We do not anticipate that any such purchases through affiliates will ever represent a significant portion of the Trust's trading activity. In fact, no such transactions took place during the Trust's six most recent fiscal years.

Portfolio Turnover. We do not expect to engage in short-term trading for the any Fund, but securities may be purchased and sold in anticipation of market interest rate changes, as well as for other reasons. We anticipate that annual portfolio turnover for these Funds will generally not exceed 100%, but actual turnover rate will not be a limiting factor if we believe it is desirable to make purchases or sales.

CAPITAL STOCK AND OTHER SECURITIES

Summary.

The Declaration of Trust, dated November 18, 1982, was filed with the Secretary of State of the Commonwealth of Massachusetts and the Clerk of the City of Boston, Massachusetts. Under the terms of the Declaration of Trust, the Trustees may issue an unlimited number of whole and fractional shares of beneficial interest without par value for each series of shares they have authorized. All shares issued will be fully paid and nonassessable and will have no preemptive or conversion rights. Under Massachusetts law, the shareholders, under certain circumstances, may be held personally liable for the Trust's obligations. The Declaration of Trust, however, provides indemnification out of Trust property of any shareholder held personally liable for obligations of the Trust.

Shares and Classes of Shares.

Three series of the Trust's shares are currently authorized: Government Fund shares, Intermediate Income Fund shares and Institutional Bond Fund shares. Each share has one vote and fractional shares have fractional votes. Except as otherwise required by applicable regulations, any matter submitted to a shareholder vote will be voted upon by all shareholders without regard to series or class. For matters where the interests of separate series or classes are not identical, the question will be voted on separately by each affected series or class.

For example, shareholder votes relating to the election of Trustees or approval of the Trust's selection of independent public accountants, as well as any other matter in which the interests of all shareholders are identical, will be voted on without regard to series or classes of shares. Matters that affect a particular series or class of shares will not be voted upon by the unaffected shareholders. On the other hand, required shareholder approval of the Investment Advisory Agreement and any change in a Fund's fundamental investment policies will be submitted to a separate vote by each series and class of shares. When a matter is voted upon separately by more than one series or class of shares, it may be approved with respect one series or class even if it is rejected by the shareholders of another series or class.

The Trustees may authorize at any time creating additional series of shares. The proceeds of the new series would be invested in separate, independently managed portfolios. The Trustees can also authorize additional classes of shares within any series (which would be used to distinguish among the rights of different categories of shareholders, as might be required by future regulations or other unforeseen circumstances). These classes can have such preferences, privileges, limitations, and voting and dividend rights as the Trustees may determine.

All money received by the Trust for shares of any additional series or class, and all assets in which such consideration is invested, would belong to that series or class (but classes may represent proportionate undivided interests in a series), and would be subject to its own related liabilities.

Share Splits and Liquidation Rights.

The Trustees may divide or combine the Trust's shares into a greater or lesser number of shares as long as the action will not change your proportionate interest in the Trust. Any assets, income and expenses of the Trust that we cannot readily identify as belonging to a particular series will be allocated by or under the direction of the Trustees as they deem fair and equitable. Upon any liquidation of the Trust or any of its Funds, you would be entitled to share pro-rata in the liquidation proceeds available for distribution.

Shareholder Meetings.

Because there is no requirement for annual elections of Trustees, the Trust does not anticipate having regular annual shareholder meetings. Shareholder meetings will be called as necessary to consider questions requiring a shareholder vote. The selection of the Trust's independent accountants will be submitted to a ratification vote by the shareholders at any meetings held by the Trust.

Any change in the terms of the Declaration of Trust (except for immaterial changes like a name change), in the Investment Advisory Agreement (except for reductions of the Advisor's fee) or in the fundamental investment limitations of a Fund must be approved by a majority of the shareholders before it can become effective.

Shareholder inquiries can be made to the offices of the Trust at the address on the cover of this document.

Voting Rights.

The voting rights of shareholders are not cumulative. As a result, holders of more than 50 percent of the shares

voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

A “majority” is constituted by either 50 percent of all shares of the Fund or 67 percent of the shares voted at an annual meeting or special meeting of shareholders at which at least 50 percent of the shares are present or represented by proxy.

The Declaration of Trust provides that two-thirds of the holders of record of the Trust’s shares may remove a Trustee from office by votes cast in person or by proxy at a meeting called for the purpose. A Trustee may also be removed from office provided two-thirds of the holders of record of the Trust’s shares file declarations in writing with the Trust’s Custodian. The Trustees are required to promptly call a meeting of shareholders for the purpose of voting on removal of a Trustee if requested to do so in writing by the record holders of at least 10% of the Trust’s outstanding shares.

Ten or more persons who have been shareholders for at least six months and who hold shares with a total value of at least $25,000 (or 1% of the Trust’s net assets, if less) may require the Trust to assist a shareholder solicitation with the purpose of calling a shareholder meeting. Such assistance could include providing a shareholder mailing list or an estimate of the number of shareholders and approximate cost of the shareholder mailing. In the latter case, unless the Securities and Exchange Commission determines otherwise, the shareholders desiring the solicitation may require the Trustees to undertake the mailing if those shareholders provide the materials to be mailed and assume the cost of the mailing.

Shareholder Liability.

Under Massachusetts law, the shareholders of an entity such as the Trust may, under certain circumstances, be held personally liable for its obligations. The Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust. The Declaration of Trust provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of the Trust. The Declaration of Trust also provides that the Trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust and satisfy any judgment against a shareholder under such a claim. The risk of a shareholder incurring financial loss as a result of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

Liability of Trustees and Others.

The Declaration of Trust provides that the officers and Trustees of the Trust will not be liable for any neglect, wrongdoing, errors of judgment, or mistakes of fact or law. However, they are not protected from liability arising out of willful misfeasance, bad faith, gross negligence, or reckless disregard of their duties to the Trust. Similar protection is provided to the Advisor under the terms of the Investment Advisory Agreement and the Services Agreement. In addition, protection from personal liability for the obligations of the Trust itself, similar to that provided to shareholders, is provided to all Trustees, officers, employees and agents of the Trust.

PURCHASE, REDEMPTION AND PRICING OF SHARES

Mosaic’s “Guide to Doing Business” describes the basic procedures for investing in the Government Fund and Intermediate Income Fund and the Institutional Bond Fund Guide to Doing Business describes the procedures for investing in that fund. The following information concerning other investment procedures is presented to supplement the information contained in the Guide.

Offering Price.

We calculate the net asset value (NAV) of each Fund every day the New York Stock Exchange is open for trading. NAV is not calculated on New Year’s Day, the observance of Martin Luther King, Jr.’s Birthday, Presidents Day, Good Friday, the observance of Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day, and on other days the New York Stock Exchange is closed for trading. The NAV calculation for each Fund is made at the time of the close of the New York Stock Exchange.

NAV is determined by adding the value of all securities and other assets of a Fund, subtracting its liabilities and dividing the result by the total number of outstanding shares of that Fund. Since the Trust does not charge a “sales load,” its shares are both offered and redeemed at NAV.

We determine the value of each Fund’s securities in a number of ways. If current market quotations are readily available for a security, we value it at the mean between its bid and asked prices. For securities for which current market quotations are not readily available, we value them

at their fair value as determined in good faith by the Trustees. We value securities having a remaining effective maturity of 60 days or less at amortized cost which approximates market value.

The Trustees authorized using independent pricing services to obtain daily securities prices when required.

The market for many high yield issues is not active and transactions in such issues may occur infrequently. Accordingly, the independent pricing service may price securities with reference to market transactions in comparable securities and to historical relationships among the prices of comparable securities. Such prices may also reflect an allowance for the impact upon prices of the larger transactions typical of trading by institutions.

Shares in all Funds are priced by rounding to the nearest penny. NAV of shares in each Fund is expected to fluctuate daily, and we will make no attempt to stabilize the value of these shares.

Shareholder Service Policies.

Our policies concerning shareholder services are subject to change from time to time. In the event of a material change, you will receive an updated “Guide to Doing Business” or, in the case of the Institutional Bond Fund, a new prospectus.

Minimum Initial Investment and Minimum Balance.

We can change the minimum account size below which an account is subject to a monthly service charge or to involuntary closing. We may change the Trust’s minimum amount for subsequent investments by 30 days written notice. The notice may be provided in Mosaic’s quarterly shareholder newsletter.

Special Service Charges.

We may impose special service charges for services that are not regularly afforded to shareholders. In order to do this, we must give 30 days written notice to you or to shareholders in general. These special charges may include, but are not limited to, fees for excessive exchange activity or unusual historical account research and copying requests. Mosaic’s standard service charges are also subject to adjustment from time to time.

Share Certificates.

The Trust will not issue share certificates.

Subaccounting Services.

The Trust can provide subaccounting services to institutions. The Trustees reserve the right to determine from time to time such guidelines as they deem appropriate to govern the level of subaccounting service that can be provided to individual institutions in differing circumstances. Normally, the Trust’s minimum initial investment to open an account will not apply to subaccounts. However, we reserve the right to impose the same minimum initial investment requirement that would apply to regular accounts if it seems that the cost of carrying a particular subaccount or group of subaccounts is likely to be excessive.

The Trust may provide and charge for subaccounting services that we determine exceed those services that can be provided without charge. The availability and cost of such additional services will be determined in each case by negotiation between Mosaic and the parties requesting the additional services. We are not presently aware of any such services for which a charge will be imposed.

Crediting of Investments.

We can reject any investment in the Trust for any reason and may at any time suspend all new investment in any Fund. We may also, in our discretion, decline to recognize an investment by funds wired for credit until such funds are actually received by the Trust. This is because we may be responsible for any losses resulting from changes in a Fund’s net asset value that happen because we failed to receive funds from a shareholder to whom recognition for investment was given in advance of receipt of payment.

If shares are purchased by wire and the wire is not received or if shares are purchased by a check that, after deposit, is returned unpaid or proves uncollectible, then the share purchase may be canceled immediately. The shareholder that gave notice of the intended wire or submitted the check will be held fully responsible for any losses incurred by us, the Trust or the Distributor.

Foreign Checks.

Checks drawn on foreign banks will not be considered received until we have actual receipt of payment in immediately available US dollars after submitting the check for

collection. Collection of such checks through the international banking system may require 30 days or more. We will pass the cost of such collection to you if you invest using a foreign check.

Purchase Orders from Brokers.

An order to purchase shares that we receive from a securities broker will be considered received in proper form for the net asset value per share determined as of the close of business of the New York Stock Exchange on the day of the order. However, the broker must assure us that it received the order from its customer prior to that time.

Shareholders who invest in the Trust through a broker may be charged a commission for handling the transaction. A shareholder may deal directly with us anytime to avoid the fee.

Redemptions and Checkwriting.

Redemptions will take place at the NAV for the day we receive the redemption order in proper form. A redemption request may not be in proper form unless we have a signed account application from you or your application is submitted with the withdrawal request.

If you draw a check against your Government or Intermediate Income Fund account, it will not be considered in proper form unless there are sufficient collected funds available in the account on the day the check is presented for payment. Generally, it takes up to 10 days before checks deposited in your account are collected. Therefore, if you plan to write a check against your account shortly after making an investment, we recommend you call us to make sure that your funds will be available.

Unusual Circumstances Resulting in Suspension of Payments.

We will use our best efforts in normal circumstances to handle redemptions timely. However, we may for any reason we deem sufficient suspend the right of redemption or postpone payment for any shares in the Trust for any period up to seven days.

Our sole responsibility with regard to redemptions shall be to process timely redemption requests in proper form. Neither the Trust, its affiliates, nor the Custodian can accept responsibility for any act or event which has the effect of delaying or preventing timely transfers of payment to or from shareholders.

Payment for shares in any Fund may be suspended or delayed for more than seven days only in limited circumstances. These occur (1) during any period when the New York Stock Exchange is closed, other than customary weekend and holiday closings; (2) when trading on such Exchange is restricted, as determined by the Securities and Exchange Commission; or (3) during any period when the Securities and Exchange Commission has by order permitted such suspension.

Final Payments on Closed Accounts.

The redemption payment you receive when you close your Government Fund or Intermediate Income Fund account will normally have all accrued dividends included. However, when an account is closed, we may make payment by check of any final dividends declared but not yet paid to the date of the redemption that closed the account in those two funds. The payment may be made on the same day such dividends are paid to other shareholders, rather than at the time the account is closed.

Inter-Fund Exchange.

Funds exchanged between shareholder accounts will earn their final day's dividend, if applicable, on day of exchange.

We reserve the right, when we deem such action necessary to protect the interests of Fund shareholders, to refuse to honor withdrawal requests made by anyone purporting to act with the authority of another person or on behalf of a corporation or other legal entity. Each such individual must provide a corporate resolution or other appropriate evidence of his or her authority or satisfactory identity. We reserve the right to refuse any third party redemption requests.

Address Changes and Lost Shareholder Accounts.

It is your obligation to inform us of address changes.

We will exercise reasonable care to ascertain your correct address if you become "lost" in our records. We will conduct two database searches for you and use at least one information database service. The search will be conducted at no cost to you. We will not, however, perform such searches if your account is less than $25, if you are not a natural person or we receive documentation that you are deceased. If we cannot locate you after such

procedures, your account may be escheated to the State of your last residence in our records.

No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Dividend Payments.

Dividends are payable to you at the time they are determined. For the Government and Intermediate Income funds, they are not actually paid in the form of additional shares of the Fund credited to your account until the end of each calendar month (or normally when the account is closed, if sooner), unless you make a written election to receive dividends in cash.

Substantially all of the Government and Intermediate Income Funds' accumulated net income is declared as dividends each business day. We calculate accumulated net income for each such fund just prior to calculating that fund's net asset value. The amount of such net income reflects interest income (plus any original discount earned less premium amortized) and expenses accrued by the fund since the previously declared dividend.

Income and gains, if any, earned on securities in the Institutional Bond Fund are distributed periodically. The share price of the Institutional Bond Fund will normally fall by an amount equal to the income or other dividend paid to you.

Realized capital gains and losses and unrealized appreciation and depreciation are reflected as changes in NAV per share of each Fund. Premium on securities purchased is amortized daily as a charge against income.

You will receive notice of payment of any dividends in your quarterly statement. For tax purposes, you will also receive an annual summary of dividends paid by your Fund and the extent to which they constitute capital gains dividends. If you purchase shares as of a particular net asset value determination (the close of the New York Stock Exchange) on a given day, you will not be considered a shareholder of record for the dividend declaration made that day. If you withdraw as of such determination you will be considered a shareholder of record with respect to the shares withdrawn. A "business day" will be any day the New York Stock Exchange is open for trading.

TAXATION OF THE TRUST

Federal Income Tax Requirements.

To qualify as a "regulated investment company" and avoid Fund-level federal income tax under the Internal Revenue Code (the "Code"), each Fund must, among other things, distribute its net income and net capital gains in the fiscal year in which it is earned. The Code also requires each Fund to distribute at least 98% of undistributed net income for the calendar year and capital gains determined as of October 31 each year before the calendar year-end in order to avoid a 4% excise tax. We intend to distribute all taxable income to the extent it is realized to avoid federal excise taxes.

To qualify as a regulated investment company under the Code, each Fund must also derive at least 90% of its gross income from dividends, interest, gains from the sale or disposition of securities and certain other types of income.

Should any Fund fail to qualify as a "regulated investment company" under the Code, it would be taxed as a corporation with no allowable deduction for distributing dividends.

Tax Consequences to Shareholders.

Federal Income Tax. As a shareholder, you will be subject to federal income tax on any ordinary net income and net capital gains realized by your Fund and distributed to you as regular or capital gains dividends. It does not matter whether the dividend is distributed in cash or in the form of additional shares. Generally, dividends declared by your Fund during October, November or December of any calendar year and paid to you before February 1 of the following year will be treated for tax purposes as received in the year the dividend was declared.

We can sell any securities held by a Fund or which we have committed to purchase. Since profits realized from such sales are classified as capital gains, they would be subject to capital gains taxes.

Wash Sales.

If you receive exempt-interest dividends on shares held for less than six months, any loss on the sale or exchange of such shares will be disallowed up to the value of such dividends.

Dividends Received Deduction.

No portion of the dividends paid by the Trust to its shareholders is expected to be subject to the dividends received deduction for corporations (70% of dividends received).

31% Withholding.

You may be subject to a 31% withholding requirement on transactions with the Trust in certain circumstances. (1) If you fail to comply with the interest and dividends “back-up” withholding provisions of the Code (by accurately filing Form W-9 or its equivalent, when required); or (2) if the Internal Revenue Service determined that you failed to properly report dividend or interest income.

Personal Holding Company.

We reserve the right to involuntarily redeem shares if ownership has or may become concentrated as to make a Fund a personal holding company under the Code.

CALCULATION OF PERFORMANCE DATA

So that you can compare the Trust’s Funds with similar funds (and to market indices, investments such as savings accounts, savings certificates, taxable and tax-free bonds, taxable money market funds and money market instruments), we calculate yields and total returns for each Fund.

How are Total Returns Calculated? We calculate annual total return and average annual total returns for the Funds. Annual total return is based on the change in share price from the beginning to the end of the year, plus any distributions. We calculate average annual total return by finding the compounded annual rate of return over a given period that would be required to equal the return on an assumed initial investment in the Fund to the ending redeemable value this investment would have had at the end of the period. This is done by taking into account the effect of the changes in the Fund’s share price during the period and any recurring fees charged to shareholder accounts. We also assume all dividends and other distributions are reinvested at the applicable share price when they were paid.

We may also calculate non-annualized aggregate total returns by computing the simple percentage change in value that equals an assumed initial investment in a Fund with its redeemable value at the end of a given period, determined in the same manner as for average annual total return calculations.

How is Standardized Yield Calculated? The yields of each of the Trust’s Funds are calculated according to standardized formulas prescribed by the SEC. They are calculated as follows: Add one to the respective Fund’s total daily theoretical net income per share during a given 30-day period and divide the sum by the Fund’s maximum offering price per share on the last day of the period. Next raise the result to the sixth power, subtract one and multiply the result by two.

The standardized yield may be calculated daily any business day.

For purposes of calculating yield, the daily theoretical gross income of each income bearing obligation in a Fund is determined as 1/360 of the obligation’s yield to maturity (or put or call date in certain cases). This is based upon its current value (defined as the obligation’s closing market value that day, plus any accrued interest), multiplied by such current value. A Fund’s daily theoretical gross income is the sum of the daily theoretical gross income amounts computed for each of the obligations in the Fund. A Fund’s total daily theoretical net income per share during a given 30-day period is the Fund’s daily theoretical gross income less daily expenses accrued (reduced by any waived expenses), totaled for each day in the period and divided by the average number of shares outstanding during the period.

Total return quotations as of the end of the Trust’s most recent fiscal year are presented in the Prospectus.

Performance Comparisons.

From time to time, in advertisements or in reports to shareholders and others, we may compare the performance of the Trust to that of recognized market indices. We may cite the ranking or performance of any Fund as reported in recognized national periodicals, financial newsletters, reference publications, radio and television news broadcasts, or by independent performance measurement firms.

We may also compare the performance of any Fund to that of other funds we manage, if appropriate. We may compare our performance to that of other types of

investments, substantiated by representative indices and statistics for those investments.

Market indices that we may use include those compiled by major securities firms. Other indices compiled by securities rating or valuation services, such as Standard and Poor's Corporation, may also be used. Periodicals that report market averages and indices, performance information, and/or rankings may include: The Wall Street Journal, Investors Business Daily, The New York Times, The Washington Post, Barron's, Forbes Magazine, Money Magazine, Mutual Funds Magazine, Kiplinger's Personal Finance and the Bank Rate Monitor. Independent performance measurement firms include Lipper Analytical Services, Inc. and Morningstar.

In addition, a variety of newsletters and reference publications provide information on the performance of mutual funds, such as the Donoghue's Money Fund Report. Financial news is broadcast by various radio and television media.

When we use Lipper Analytical Services, Inc. to make performance comparisons in advertisements or in reports to shareholders or others, we compare the performance of the Government Fund to mutual funds categorized as "General U.S. Government Funds" and the performance of the Intermediate Income and Institutional Bond Funds to mutual funds categorized as "Intermediate Corporate Debt Funds." If any of these categories should be changed by Lipper Analytical Services, Inc., we will make comparisons based on the revised categories. We may disclose the contents of each Fund as frequently as daily in advertisements and elsewhere.

Average Maturities. We calculate average maturity information for the Funds. The "average maturity" of a Fund on any day is determined by first multiplying the number of days then remaining to the effective maturity of each investment in the Fund by the value of that investment. Next, the results of these calculations are summed. Finally, the total is divided by the aggregate value of the Fund that day. Thus, the average maturity represents a dollar-weighted average of the effective maturities of Fund investments.

By comparison, the "mean average maturity" of a Fund over some period, such as seven days, a month or a year, represents the arithmetic mean (i.e., simple average) of the daily average maturity figures for the Fund during the respective period.

FINANCIAL STATEMENTS AND OTHER ADDITIONAL INFORMATION

Audited Financial Statements for the Trust, together with the Report of Deloitte & Touche LLP, Independent Auditors for the fiscal year ended December 31, 1999, appear in the Trust's Annual Report to shareholders for the fiscal year ended December 31, 1999. That report is incorporated herein by reference. The Report was filed with the Securities and Exchange Commission.

Statements contained in this Statement of Additional Information and in the Prospectus regarding the contents of contracts and other documents are not necessarily complete. You should refer to the documents themselves for definitive information on their provisions. We will supply copies of the Trust's important documents and contracts to interested persons upon request, or you can obtain them from the SEC's Internet site at www.sec.gov.

The Trust registered with the Securities and Exchange Commission in Washington, DC, by the filing a Registration Statement. The Registration Statement contains certain additional information not included in the Prospectus or this Statement of Additional Information. This information is available from the SEC or its Internet site. (See the back cover of the Prospectus for information about obtaining this information.)

APPENDIX – QUALITY RATINGS

Any investment we make will have a "quality rating" determined principally by ratings assigned by nationally recognized statistical rating organizations (NRSRO). Otherwise, we will assign a rating according to comparable standards when there is no published rating or when published ratings differ or are considered obsolete.

Quality ratings will often be determined by referring to the ratings assigned by two major NRSROs that rate securities: Moody's Investors Service, Inc. (Moody's) and Standard and Poor's Corporation (S&P). In cases where more than one NRSRO rates an issue, it will be graded according to whichever rating we deem appropriate. In cases where no organization rates an issue, we will grade it using the following standards that we believe are comparable to those followed by the NRSROs.

Bonds. Moody's uses ratings Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C; S&P uses ratings AAA, AA, A, BBB, BB, B, CCC, CC and C. Bonds rated Aaa or AAA are judged to

be of the best quality; interest and principal are secure and prices respond only to market rate fluctuations. Bonds rated Aa or AA are also judged to be of high quality, but margins of protection for interest and principal may not be quite as good as for the highest rated securities.

Bonds rated A are considered upper medium grade by each organization. Protection for interest and principal is deemed adequate but susceptible to future impairment, and market prices of such obligations, while moving primarily with market rate fluctuations, also may respond to economic conditions and issuer credit factors.

The Institutional Bond Fund does not invest in issues rated below A.

Bonds rated Baa or BBB are considered medium grade obligations. Protection for interest and principal is adequate over the short term, but these bonds may have speculative characteristics over the long term and therefore may be more susceptible to changing economic conditions and issuer credit factors than they are to market rate fluctuations.

The Government Fund does not invest in issues rated below Baa or BBB or equivalent unrated issues.

Notes and bonds rated Ba or BB are considered to have immediate speculative elements and their future can not be considered well assured; protection of interest and principal may be only moderate and not secure over the long term; the position of these bonds is characterized as uncertain.

Notes and bonds rated B or lower by each organization are generally deemed to lack desirable investment characteristics; there may be only small assurance of payment of interest and principal or adherence to the original terms of issue over any long period.

Obligations rated Baa or above by Moody's or rated BBB or above by S&P are considered "investment grade" securities, whereas lower rated obligations are considered "speculative grade" securities.

Bond ratings may be further enhanced by the notation "+" or "-." For purposes of the Trust and its investment policies and restrictions, such notations shall be disregarded. Thus, for example, bonds rated BBB- are considered investment grade while bonds rated BB+ are not.

Notes. Moody's rates shorter term issues with "Moody's Investment Grade" or "MIG" designations, MIG-1, MIG-2 and MIG-3; it assigns separate "VMIG" ratings, VMIG-1, VMIG-2 and VMIG-3, to variable rate demand obligations for which the issuer or a third-party financial institution guarantees to repurchase the obligation upon demand from the holder.

MIG-1 and VMIG-1 notes are of the best quality, enjoying strong protection from established cash flows for debt service or well established and broadly based access to the market for refinancing. MIG-2 and VMIG-2 notes are of high quality, with ample margins of protection, but not as well protected as the highest rated issues. MIG-3 and VMIG-3 notes are of favorable quality, having all major elements of security, but lacking the undeniable strength of the higher rated issues and having less certain access to the market for refinancing.

S&P assigns the ratings, SP-1, SP-2, and SP-3, to shorter term municipal issues, which are comparable to Moody's MIG-1, MIG-2 and MIG-3 ratings, respectively.

Commercial Paper. Commercial paper, only some of which may be tax-exempt, is rated by Moody's with "Prime" or "P" designations, as P-1, P-2 or P-3, all of which are considered investment grades. In assigning its rating, Moody's considers a number of credit characteristics of the issuer, including: (1) industry position; (2) rates of return; (3) capital structure; (4) access to financial markets; and (5) backing by affiliated companies.

P-1 issuers have superior repayment capacity and credit characteristics; P-2 issuers have strong repayment capacity but more variable credit characteristics; P-3 issuers have acceptable repayment capacity, but highly variable credit characteristics and may be highly leveraged.

S&P rates commercial paper as A-1, A-2 or A-3. To receive a rating from S&P, the issuer must have adequate liquidity to meet cash requirements, long-term senior debt rated A or better (except for occasional situations in which a BBB rating is permitted), and at least two additional channels of borrowing. The issuer's basic earnings and cash flow must have an upward trend (except for unusual circumstances) and typically, the issuer has a strong position in a well-established industry. S&P assigns the individual ratings A-1, A-2 and A-3 based on its assessment of the issuer's relative strengths and weakness within the group of ratable companies.